Via Facsimile and U.S. Mail
Mail Stop 4720

August 28, 2009

Timothy G. Frommeyer
Senior Vice President and Chief Financial Officer
Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, OH 43215

Re: Nationwide Financial Services, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Form 10-Q for the Quarterly Period Ended March 31, 2009
    File Number: 001-12785

Dear Mr. Frommeyer,

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief